FILED PURSUANT TO RULE 424(b)(3)

SEC REGISTRATION NO. 333-138594

SUPPLEMENT DATED FEBRUARY 21, 2007
(To Joint Proxy Statement/Prospectus Dated February 6, 2007)

PAETEC HOLDING CORP.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, NY 14450

(585) 340-2500

PAETEC Corp. One PAETEC Plaza 600 Willowbrook Office Park Fairport, NY 14450 (585) 340-2500	US LEC Corp. Morrocroft III 6801 Morrison Blvd Charlotte, NC 28211 (704) 319-1200

SPECIAL MEETING OF STOCKHOLDERS OF PAETEC CORP.

AND

SPECIAL MEETING OF STOCKHOLDERS OF US LEC CORP.

To be held on February 28, 2007

The following information supplements and should be read in conjunction with the joint proxy statement/prospectus dated February 6, 2007 concerning the proposed combination (the “merger”) of PAETEC Corp. (“PAETEC”) and US LEC Corp. (“US LEC”), which was previously mailed to you on February 8, 2007. This information includes financial and operating results of PAETEC and of US LEC for fiscal 2006. Terms used but not defined in this Supplement have the meanings given to those terms in the joint proxy statement/prospectus.

As set forth in the joint proxy statement/prospectus, PAETEC stockholders will be asked at the PAETEC special meeting of stockholders, and US LEC stockholders will be asked at the US LEC special meeting of stockholders, to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of August 11, 2006, as amended, among PAETEC Corp., US LEC Corp., PAETEC Holding Corp., WC Acquisition Sub P Corp., a wholly-owned subsidiary of PAETEC Holding Corp. that will merge into PAETEC, and WC Acquisition Sub U Corp., a wholly-owned subsidiary of PAETEC Holding Corp. that will merge into US LEC, and thereby to approve the PAETEC merger and US LEC merger, respectively. US LEC stockholders also will be asked to consider and vote upon related proposals to approve the restated certificate of incorporation of PAETEC Holding Corp. and the PAETEC Holding Corp. 2007 Omnibus Incentive Plan.

The PAETEC board of directors has determined and continues to believe that the merger is advisable to, and in the best interest of, PAETEC and its stockholders, and recommends that the holders of PAETEC common stock vote “FOR” the proposal to adopt the merger agreement at the PAETEC special meeting of stockholders.

The US LEC board of directors has determined and continues to believe that the merger and the related proposals to approve the restated certificate of incorporation of PAETEC Holding Corp. and the PAETEC Holding Corp. 2007 Omnibus Incentive Plan are advisable to, and in the best interest of, US LEC and its stockholders, and recommends that the US LEC stockholders vote “FOR” such proposals at the US LEC special meeting of stockholders.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the mergers, the issuance of PAETEC Holding Corp.’s common stock to be issued in connection with the mergers or the other transactions described in the joint proxy statement/prospectus, or determined if the joint proxy statement/prospectus, as supplemented, is accurate or adequate. Any representation to the contrary is a criminal offense.

Some of the statements in this supplement and elsewhere in the joint proxy statement/prospectus constitute forward-looking statements. For additional information regarding these forward-looking statements, see “Forward Looking Statements” on page 44 of the joint proxy statement/prospectus.

PAETEC has supplied all information contained in this supplement relating to PAETEC and US LEC has supplied all information in this supplement relating to US LEC.

This supplement is dated February 21, 2007 and is first being mailed to stockholders of PAETEC and US LEC on or about February 21, 2007.

Voting by Mail

Your vote is very important. For your convenience, we have enclosed a proxy card with this proxy statement/prospectus supplement. If you have already voted and are not changing your vote, you do not need to complete and return the enclosed proxy card. If you have not previously voted or if you wish to revoke or change your vote, please complete, date, sign and return the enclosed proxy card. The proxy card with the latest date actually received before the special meeting of PAETEC or US LEC, as applicable, will be counted and any earlier proxies will be revoked automatically.

PAETEC—Voting by Internet, Telephone or In Person

Internet. Holders of shares of PAETEC common stock can vote over the Internet by accessing the website at www.voteproxy.com, clicking on the link "Vote Your Proxies" and following the instructions on the website. Internet voting is available 24 hours a day. If you vote over the Internet, do not return your proxy card(s).

Telephone. Holders of shares of PAETEC common stock can vote by telephone by calling the toll-free number 1-800-PROXIES (1-800-776-9437) in the United States, Canada or Puerto Rico on a touch-tone phone. You will then be prompted to enter the control number printed on your proxy card and to follow the subsequent instructions. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card(s).

In Person. Holders of shares of PAETEC common stock may come to the PAETEC special meeting and cast your vote there. The PAETEC board of directors recommends that you vote by proxy even if you plan to attend the PAETEC special meeting.

US LEC—Voting by Internet, Telephone or In Person

Internet. Holders of record of shares of US LEC common stock, holders of shares of US LEC common stock who are participants in the US LEC Employee Stock Purchase Plan, and holders of shares of US LEC preferred stock can vote over the Internet by accessing the website at www.voteproxy.com and following the instructions on the website. All other holders of shares of US LEC common stock who hold their shares in a stock brokerage account or through a bank, broker or other nominee, or, in other words, in street name, can vote over the Internet by accessing the website at www.proxyvote.com and following the instructions on the website. Internet voting is available 24 hours a day. If you vote over the Internet, do not return your proxy card(s).

Telephone. Holders of record of shares of US LEC common stock, holders of shares of US LEC common stock who are participants in the US LEC Employee Stock Purchase Plan, and holders of shares of US LEC preferred stock can vote by telephone by calling the toll-free number 1-800-PROXIES (1-800-776-9437) in the United States, Canada or Puerto Rico on a touch-tone phone. All other holders of shares of US LEC common stock who hold their shares in a stock brokerage account or through a bank, broker or other nominee, or, in other words, in street name, can vote by telephone by calling the toll-free number 1-800-454-8683 in the United States, Canada or Puerto Rico on a touch-tone phone. You will then be prompted to enter the control number printed on your proxy card and to follow the subsequent instructions. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card(s).

In Person. You may come to the US LEC special meeting and cast your vote there. The US LEC board of directors recommends that you vote by proxy even if you plan to attend the US LEC special meeting. If your US

LEC shares are held in street name, you must bring a letter from your bank, broker or nominee identifying you as the beneficial owner of the US LEC shares and authorizing you to vote such shares at the special meeting.

Recent Developments

PAETEC and US LEC each issued a press release on February 21, 2007 in which it announced financial and operating results for the quarter and fiscal year ended December 31, 2006. The financial and operating portions of these releases are included on the following pages of this Supplement.

Each of the releases include non-GAAP financial measures, including, with respect to PAETEC’s release, free cash flow and adjusted EBITDA, and, with respect to US LEC’s release, adjusted EBITDA.

PAETEC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Free Cash Flow Presentation” on page 53 of the joint proxy statement/prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Adjusted EBITDA Presentation” beginning on page 53 of the joint proxy statement/prospectus for PAETEC’s reasons for including these measures and for material limitations with respect to the usefulness of these measures.

US LEC. Adjusted EBITDA consists of earnings (loss) before interest income and expense, income taxes, depreciation and amortization, stock based compensation expense, integration costs related to the PAETEC and US LEC mergers and loss from operations related to US LEC’s investment in ExtreamTV. Adjusted EBITDA as used by US LEC may be different than similarly used measures by other companies and is not a measure of financial performance under U.S. generally accepted accounting principles. Adjusted EBITDA is not intended to replace operating income (loss), net income (loss), cash flow and other measures of financial performance reported in accordance with generally accepted accounting principles. Rather, Adjusted EBITDA is a measure of operating performance that investors may consider in addition to such measures. Management of US LEC believes that Adjusted EBITDA is a measure of liquidity and operating performance that is commonly reported and widely used by analysts, investors, and other interested parties in the telecommunications industry because it eliminates many differences in financial capitalization, and tax structures, as well as non-cash and non-operating charges to earnings. Management of US LEC believes that Adjusted EBITDA trends are a valuable indication of whether our operations are able to produce cash flows to fund working capital needs, service debt obligations, and fund capital expenditures.

PAETEC Corp. Announces 2006 Fourth Quarter and Full Year Results

Fairport, NY—February 21, 2007—PAETEC Corp. today announced 2006 fourth quarter and full year financial and operating results, including the following highlights:

•	2006 fourth quarter revenue of $151.5 million, which represented a 12.9% increase over 2005 fourth quarter revenue of $134.2 million

•	Fiscal 2006 revenue of $586.3 million, which represented a 15.1% increase over fiscal 2005 revenue of $509.4 million

•	A 28.9% increase in access lines in service from December 31, 2005 to 1,256,904 access line equivalents in service at December 31, 2006

Quarterly Performance

Total revenue for the 2006 fourth quarter increased 12.9% to $151.5 million from $134.2 million for the 2005 fourth quarter. Adjusted EBITDA for the 2006 fourth quarter increased by 29.3% to $25.4 million.* Net income for the 2006 fourth quarter was $2.6 million compared to net income of $5.9 million for the fourth quarter of 2005, resulting primarily from increased interest expense.

The increase in revenue resulted from continued internal growth and was attributable in part to increased MPLS VPN sales. Quarterly revenue growth was balanced between increases in Network Services revenue of 12.8%, Carrier Services revenue of 15.1% and Integrated Solutions revenue of 9.0%. Adjusted EBITDA margin (adjusted EBITDA as a percentage of total revenue) improved to 16.8% for the 2006 quarter from 14.6% for the 2005 quarter.

Sequential Performance

Total revenue of $151.5 million for the 2006 fourth quarter increased 2.1% from the 2006 third quarter due to continued access line additions and revenue generated by increased sales of Integrated Solutions. Adjusted EBITDA of $25.4 million for the 2006 fourth quarter represented a 35.9% increase over adjusted EBITDA for the 2006 third quarter. Before giving effect to an employee compensation-related charge of approximately $5.0 million incurred in the third quarter, fourth quarter adjusted EBITDA would have increased 7.2% over third quarter adjusted EBITDA.

Fiscal Year 2006 Performance

Total revenue for 2006 of $586.3 million increased 15.1% over 2005 revenue. The growth resulted from increases of 14.9% in Network Services revenue, 15.1% in Carrier Services revenue and 17.6% in Integrated Solutions revenue. Core revenue growth was driven by continued increases in revenue generated by PAETEC’s MPLS VPN product offering and other enhanced IP services, including Voice over IP, IP Hoot & Holler services, and Ethernet and other broadband solutions.

*

Adjusted EBITDA represents net (loss) income before interest, provision for (benefit from) income taxes, depreciation and amortization, change in fair value of Series A convertible redeemable preferred stock conversion right, stock-based compensation, withdrawn initial public offering and related terminated new senior secured credit facility expenses, leveraged recapitalization costs, and loss on extinguishment of debt. Adjusted EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States. For additional information, see “Selected Financial and Operational Data” and related note (1).

Adjusted EBITDA for 2006 increased 11.9% over 2005 to $91.8 million. The increase was primarily due to the continued growth in service revenue and related operating leverage. Adjusted EBITDA for 2006 included the following two non-recurring recapitalization transaction charges totaling $6.1 million: $1.1 million in financing costs; and the $5.0 million employee compensation-related charge from the 2006 third quarter, previously noted.

Net income was $7.8 million for 2006 compared to $14.5 million for 2005. The decrease was primarily attributable to increased interest expense associated with the indebtedness incurred in connection with the June 2006 leveraged recapitalization, as well as $10.5 million in one-time recapitalization transaction charges.

Capital Expenditures

PAETEC continued to invest in expansion of its network and product offerings during 2006. Capital expenditures for 2006 increased to $49.3 million from $38.2 million in 2005. Approximately $8.0 million in capital expenditures was used for new switching infrastructure investments in Newark, New Jersey, and Tampa, Florida, as well as investments in expanding the MPLS and Voice over IP networks. The year-over-year increase also included approximately $3.1 million in operating leases that had been refinanced as capital leases shortly before the June 2006 recapitalization. These leases were subsequently re-financed with the $400 million senior secured credit facility obtained as part of the recapitalization.

US LEC Merger

The merger has received all necessary material regulatory approvals to close the transaction, the syndication to raise $850 million in debt financing required to close the transaction has been completed, and shareholder meetings have been scheduled for February 28, 2007. Subject to shareholder approval by PAETEC and US LEC shareholders and satisfaction of other closing conditions, the parties anticipate that the closing would occur shortly following the shareholder meetings.

PAETEC Corp. and Subsidiaries

Condensed Consolidated Statements of Operations

(Dollar Amounts in Thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005
REVENUE:
Network services revenue	$118,941	$105,399	$460,347	$400,717
Carrier services revenue	22,876	19,881	88,284	76,685
Integrated solutions revenue	9,671	8,898	37,671	32,022

TOTAL REVENUE	151,488	134,178	586,302	509,424
COST OF SALES (exclusive of depreciation and amortization shown separately below)	72,780	63,440	282,169	237,809
RETROACTIVE NETWORK COST DISCOUNT	—	—	—	(1,750)
LITIGATION SETTLEMENT	—	—	1,500	(860)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (exclusive of depreciation and amortization shown separately below and inclusive of stock-based compensation)	56,224	51,633	219,516	193,846
WITHDRAWN INITIAL PUBLIC OFFERING AND NEW SENIOR SECURED CREDIT FACILITY EXPENSES	—	(112)	—	4,553
LEVERAGED RECAPITALIZATION RELATED COSTS	67	—	15,153	—
DEPRECIATION AND AMORTIZATION	9,322	7,845	34,618	29,076

INCOME FROM OPERATIONS	13,095	11,372	33,346	46,750
CHANGE IN FAIR VALUE OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	—	953	(10,777)	10,778
LOSS ON EXTINGUISHMENT OF DEBT	—	—	5,081	—
OTHER INCOME, net	(1,167)	(1,019)	(4,510)	(3,098)
INTEREST EXPENSE	10,175	2,873	27,319	10,472

INCOME BEFORE INCOME TAXES	4,087	8,565	16,233	28,598
PROVISION FOR INCOME TAXES	1,462	2,683	8,430	14,124

NET INCOME	$2,625	$5,882	$7,803	$14,474

PAETEC Corp. and Subsidiaries

Condensed Consolidated Balance Sheets

(Dollar Amounts in Thousands)

	December 31, 2006	December 31, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$46,885	$49,394
Accounts receivable, net	79,740	68,313
Deferred income taxes	14,210	19,505
Prepaid expenses and other current assets	4,942	4,704

Total current assets	145,777	141,916
PROPERTY AND EQUIPMENT, net	167,566	151,994
GOODWILL	35,082	35,082
INTANGIBLE ASSETS	8,631	9,725
DEFERRED INCOME TAXES	11,572	13,359
OTHER ASSETS, net	11,112	3,154

TOTAL ASSETS	$379,740	$355,230

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$27,321	$20,328
Accrued expenses	43,824	47,164
Deferred revenue	22,478	18,923
Current portion of long-term debt	2,856	12,186

Total current liabilities	96,479	98,601
LONG-TERM DEBT	370,930	99,700
FAIR VALUE OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	—	10,778
OTHER LONG-TERM LIABILITIES	5,646	3,605

TOTAL LIABILITIES	473,055	212,684

COMMITMENTS AND CONTINGENCIES
SERIES A CONVERTIBLE, REDEEMABLE PREFERRED STOCK	—	193,164

STOCKHOLDERS’ DEFICIT:
Class A common stock	367	267
Class B common stock	—	26
Treasury stock	(45,694)	—
Additional paid-in capital	21,591	24,378
Accumulated other comprehensive loss	(2,093)	—
Accumulated deficit	(67,486)	(75,289)

Total stockholders’ deficit	(93,315)	(50,618)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$379,740	$355,230

PAETEC Corp. and Subsidiaries

Selected Financial and Operational Data

	2005		2006
	Third Quarter	Year Ended December 31	Third Quarter	Year Ended December 31
Consolidated Balance Sheet Data:
(in thousands)
Cash and cash equivalents	$48,213	$49,394	$38,956	$46,885
Property and equipment, net	144,845	151,994	163,394	167,566
Total assets	351,778	355,230	366,345	379,740
Long-term debt (including current portion)	122,877	111,886	374,458	373,786
Series A convertible redeemable preferred stock	189,367	193,164	—	—
Total stockholders’ deficit	(52,714)	(50,618)	(98,664)	(93,315)

Operating Data
(as of period end):
Geographic markets served	29	29	29	29
Number of switches deployed	12	12	13	13
Total digital T1 transmission lines installed	38,082	40,621	48,866	52,371
Network services digital T1 transmission lines installed	29,962	32,169	38,982	42,017
Percentage of network services digital T1 transmission lines disconnected	2.0%	6.7%	2.2%	9.2%
Total access line equivalents installed	913,968	974,904	1,172,784	1,256,904
Total employees	1,226	1,231	1,307	1,312

	2005			2006
	Third Quarter	Fourth Quarter	Year Ended December 31	Third Quarter	Fourth Quarter	Year Ended December 31
Other Financial Data:
(in thousands)
Capital expenditures	$9,380	$7,557	$38,156	$12,246	$11,450	$49,295

Net income	$5,208	$5,882	$14,474	$(1,533)	$2,625	$7,803
Add back non-EBITDA items included in net income (loss):
Depreciation and amortization	7,159	7,845	29,076	9,117	9,322	34,618
Interest expense, net of interest income	2,168	2,386	9,067	9,410	9,608	24,995
Provision for (benefit from) income taxes	2,899	2,683	14,124	(530)	1,462	8,430

EBITDA	$17,434	$18,796	$66,741	$16,464	$23,017	$75,846
Change in fair value of Series A convertible redeemable preferred stock conversion right	(772)	953	10,778	—	—	(10,777)
Stock-based compensation	—	—	—	2,128	2,307	6,496
Withdrawn initial public offering and related terminated new senior secured credit facility expenses	4,665	(112)	4,553	—	—	—
Leveraged recapitalization costs	—	—	—	93	67	15,153
Loss on extinguishment of debt	—	—	—	—	—	5,081
Cumulative effect of a change in accounting principle			—			—

Adjusted EBITDA (1)	$21,327	$19,637	$82,072	$18,685	$25,391	$91,799

Adjusted EBITDA, as a percentage of total revenue (1)	16.4%	14.6%	16.1%	12.6%	16.8%	15.7%

(1)	Adjusted EBITDA, as defined by PAETEC, represents net income before interest, provision for income taxes, depreciation and amortization, withdrawn initial public offering and related terminated new senior secured credit facility expenses, change in fair value of Series A convertible redeemable preferred stock conversion rights, leveraged recapitalization costs, stock-based compensation and loss on extinguishment of debt. PAETEC's adjusted EBITDA is a non-GAAP financial measure used by PAETEC's management, together with GAAP measures such as revenue and cash flows from operations, to assess PAETEC's historical and prospective operating performance. Management believes that trends in PAETEC's adjusted EBITDA are a valuable indicator of PAETEC's ability to produce operating cash flow to fund working capital needs, to service debt obligations and to fund capital expenditures. The above table sets forth, for the periods indicated, a reconciliation of the differences between adjusted EBITDA and net income, as net income is calculated in accordance with generally accepted accounting principles.

US LEC ANNOUNCES FOURTH QUARTER 2006 REVENUE OF OVER $109 MILLION AND ADJUSTED EBITDA IN EXCESS OF $18 MILLION

NECESSARY REGULATORY APPROVALS FROM FCC AND APPLICABLE STATE REGULATORY AGENCIES RECEIVED

Charlotte, NC (February 21, 2007)—US LEC Corp. (Nasdaq: CLEC), a full-service provider of IP, data and voice solutions to businesses and enterprise organizations throughout the eastern United States, today announced results for the fourth quarter and year ended December 31, 2006. Operational and financial highlights for these periods include:

•

Achieving fourth quarter Adjusted EBITDA of $18.4 million, compared to adjusted EBITDA of $14.3 million in the fourth quarter of 2005 – a 29% improvement (see definition and reconciliation of Adjusted EBITDA to net cash flow from operations as described in the attached)

•	Achieving net income before preferred dividends and merger related costs of $410,000 for the fourth quarter of 2006

•	Achieving $109.4 million in total revenue for the quarter ended December 31, 2006 compared to $100.1 million in the same period last year

•	Achieving end-customer revenue of $98.8 million, an increase of over $12.6 million, or 15%, compared to the fourth quarter of 2005

•	Increasing US LEC’s active voice and data channels to over 1,100,000 channels, a 24% improvement over 2005

•	Completing the Company’s MPLS VPN data network with the addition of the service to New York City and the surrounding area, making US LEC’s MPLS VPN service available throughout its footprint

•

Enhancing US LEC’s network in 2006 by adding an additional 14 Tekelec T-9000 digital switches, giving US LEC a uniquely flexible and cost-effective solution to transition its network to IP and meet virtually any deployment scenario for both traditional voice or VoIP services

•	Receiving all necessary regulatory approvals from the FCC and applicable state regulatory agencies to move ahead with the planned merger of US LEC Corp. and PAETEC Corp.

Revenue for the fourth quarter ended December 31, 2006, totaled $109.4 million, compared with $100.1 million for the quarter ended December 31, 2005. Net loss attributable to common shareholders was $(6.5) million, or $(0.20) per share (basic and diluted), on 32.4 million average shares outstanding for the quarter ended December 31, 2006, compared with a net loss of $(30.3) million, or $(0.99) per share (basic and diluted), on 30.5 million average shares outstanding for the quarter ended December 31, 2005. Adjusted EBITDA for the quarter ended December 31, 2006 was $18.4 million compared with adjusted EBITDA of $14.3 million in the fourth quarter of 2005.

Revenue for the year ended December 31, 2006 totaled $424.3 million compared with $387.7 million for the year ended December 31, 2005, a 9% year-over-year increase. Net loss attributable to common shareholders was $(34.3) million, or $(1.10) per share (basic and diluted), on 31.3 million average shares outstanding for the year ended December 31, 2006, compared with a net loss of $(55.5) million, or $(1.83) per share (basic and diluted), on 30.4 million average shares outstanding for the year ended December 31, 2005. Adjusted EBITDA for the year ended December 31, 2006, was $62.5 million, compared with 2005 Adjusted EBITDA of $52.1 million.

Tansukh V. Ganatra, chief executive officer of US LEC, commented, “In the fourth quarter of 2006, we achieved $109.4 million in total revenue and $18.4 million in Adjusted EBITDA. We increased year-over-year top line revenue by 9% to $424.3 million and end customer revenue grew by 15% to $375.3 million for the year. During the year we had organic growth with the addition of over 212,000 active voice and data channels, which represents a 24% year-over-year growth rate. In addition, we continue to get excellent productivity gains from our team of 1,035 outstanding employees. Fourth quarter end customer revenue per employee increased to $95,500 in the fourth quarter of 2006 from $76,400 in the fourth quarter of 2005.”

Ganatra added, “2006 also marked a year of continued evolution for US LEC as we took great strides forward in transitioning the Company into a next-generation competitive carrier. We enhanced our network by bringing 14 additional Tekelec T-9000 digital switches online without adding to our projected capital expenditures during fiscal 2006. We also completed our MPLS VPN network which positions US LEC for future growth and enables the Company to offer a broader range of integrated services delivered over an IP-based data network throughout the US LEC footprint.”

J. Lyle Patrick, executive vice president and chief financial officer of US LEC, added, “Our financial and operating results for 2006 demonstrate solid execution by US LEC. Total revenue increased by $36.6 million year-over-year and we are pleased with a 15% year-over-year growth in end customer revenue that accounted for 90% of total revenue for the fourth quarter. In addition, we are pleased with our ability to control network expenses, which contributed to gross margins of 50% for fourth quarter and the year. Adjusted EBITDA increased by 29% year over year to reach $18.4 million in the fourth quarter of 2006. I would also note that for the fourth quarter of 2006, the Company achieved net income before preferred dividends and one-time merger related costs of $410,000, demonstrating the continued move to profitability. The Company also achieved $36.1 million of cash flow from operations for the year. Cash capital expenditures were $7.5 million for the quarter and $29.6 million for the year. Finally, the Company ended the year with a strong cash position of $42.6 million.”

Richard T. Aab, Chairman of the Board of US LEC added, “Additionally, we are pleased to announce that all necessary regulatory approvals for the continued progress of our proposed merger have been received. On February 8, 2007, the Securities and Exchange Commission declared effective the Form S-4 registration statement containing the joint proxy statement and the prospectus concerning the proposed merger of the two companies. The companies have also received the necessary regulatory approvals from the Federal Communications Commission and applicable state regulatory agencies, and the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired. Coupled with the excellent results discussed above, we look forward to our pending merger with PAETEC and continued success as a combined entity.” Aab continued, “Our integration and operations planning teams have been preparing and we are well on our way as to having the plan developed to combine these two great companies under a single management team and after merger close complete the integration of our respective back office systems and networks.”

US LEC Corp. and Subsidiaries

Condensed Consolidated Statements of Operations

(In Thousands, Except Per Share Data)

(Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2006	2005	2006	2005
Revenue	$109,367	$100,055	$424,267	$387,738
Network Expenses (excluding depreciation and amortization shown below)	54,882	46,863	212,099	186,924
Depreciation and Amortization	12,007	12,415	48,676	50,668
Selling, General and Administrative Expenses	39,604	38,884	160,918	148,902
Charge Related to Carrier Access Disputes	—	23,292	—	23,292

Income (Loss) from Operations	2,874	(21,399)	2,574	(22,048)
Net Interest Expense	4,786	4,583	18,998	16,802
Other Expense (Income)	—	—	—	(202)

Net Loss	(1,912)	(25,982)	(16,424)	(38,648)
Preferred Stock Dividends	(4,409)	(4,155)	(17,253)	(16,256)
Preferred Stock Accretion of Issuance Costs	(169)	(159)	(662)	(623)

Net Loss Attributable to Common Stockholders	$(6,490)	$(30,296)	$(34,339)	$(55,527)

Net Loss Attributable to Common Stockholders Per Common Share Basic and Diluted	$(0.20)	$(0.99)	$(1.10)	$(1.83)

Weighted Average Number of Shares Outstanding
Basic and Diluted	32,442	30,507	31,337	30,399

Adjusted EBITDA consists of earnings (loss) before interest income and expense, income taxes, depreciation and amortization, stock based compensation expense, integration costs related to the PAETEC/US LEC merger and loss from operations related to investment in ETV. Adjusted EBITDA as used by the Company may be different than similarly used measures by other companies and is not a measure of financial performance under GAAP. Management believes Adjusted EBITDA is a useful measure of the Company’s liquidity and is used by investors and analysts to evaluate companies in our industry. Adjusted EBITDA is reconciled to net cash provided by operating activities as follows:

	Three months ended December 31,		Twelve months ended December 31,
	2006	2005	2006	2005
Income (Loss) from Operations	$2,874	$(21,399)	$2,574	$(22,048)
Other Income (Expense)	—	—	—	202
Loss from Operations Related to Investment in ExtreamTV	405	—	1,560	—
Depreciation and Amortization	12,007	12,415	48,676	50,668
Charge Related to Carrier Access Disputes	—	23,292	—	23,292
Stock-based Compensation Expense	825	—	2,278	—
Merger Related Costs	2,322	—	7,392	—

Adjusted EBITDA	18,433	14,308	62,480	52,114
Changes in Working Capital	(5,746)	(7,414)	(7,070)	(17,336)
Net Interest Expense	(4,786)	(4,583)	(18,998)	(16,802)
Miscellaneous Other	(588)	116	(362)	(195)

Net Cash Provided by Operating Activities	$7,313	$2,427	$36,050	$17,781

US LEC Corp. and Subsidiaries

Condensed Consolidated Balance Sheets

(In Thousands, Except Per Share Data)

	(Unaudited) December 31, 2006	December 31, 2005
Assets
Cash and cash equivalents	$42,560	$30,704
Restricted cash	64	67
Accounts receivable, net	44,557	49,841
Property and equipment, net	127,697	144,350
Deferred income taxes	1,644	2,792
Other assets	21,899	24,598

Total Assets	$238,421	$252,352

Liabilities and Stockholders’ Deficiency
Accounts payable	$11,097	$10,109
Deferred revenue	15,831	14,292
Accrued network costs	17,681	20,252
Accrued expenses	34,086	37,446
Deferred income taxes	1,644	2,792
Series A Redeemable Convertible Preferred Stock	295,952	—
Notes Payable	149,587	149,438

Total Liabilities	525,878	234,329

Series A Redeemable Convertible Preferred Stock	—	278,037

STOCKHOLDERS’ DEFICIENCY
Common Stock—Class A	333	307
Additional paid-in capital	100,051	93,181
Accumulated Deficit	(387,841)	(353,502)

Total Stockholders’ Deficiency	(287,457)	(260,014)

Total Liabilities, Convertible Preferred Stock and Stockholders’ Deficiency	$238,421	$252,352

US LEC Corp. and Subsidiaries

Quarterly Statistical Highlights

(Unaudited)

	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005
Revenue (in 000s):
End Customer Revenue
Voice Monthly Recurring Charges	$49,044	$44,776	$43,961	$42,769	$41,425
Data Monthly Recurring Charges	37,078	35,682	34,301	33,186	32,137
Long Distance	12,681	13,711	14,351	13,770	12,615

	98,803	94,169	92,613	89,725	86,177
Percent of Total Revenue	90%	89%	87%	87%	86%
Carrier Charges
Carrier Access	5,668	5,588	7,429	7,377	8,107
Reciprocal Compensation	1,543	2,090	2,050	2,023	2,188

	7,211	7,678	9,479	9,400	10,295
Percent of Total Revenue	7%	7%	9%	9%	10%
Other Revenue (1)	3,353	3,573	4,591	3,672	3,583
Percent of Total Revenue	3%	3%	4%	4%	4%

Total Revenue	$109,367	$105,420	$106,683	$102,797	$100,055

Customers:
Total Customers	38,956	39,218	38,842	38,292	38,096
Business Class Customers	28,843	28,506	27,792	27,042	26,225
Business Class Customers Purchasing Data Services	22,662	22,229	21,527	20,925	20,219
Shared Hosting/Dial Up Customers	10,113	10,712	11,050	11,250	11,871
Active Channels (2):
Voice	564,588	543,005	533,644	516,130	499,562
Data	544,713	515,876	462,111	427,505	397,714

Total active channels	1,109,301	1,058,881	995,755	943,635	897,276

Statistical Data:
Central Offices	27	27	27	27	27
Number of employees	1,035	1,103	1,143	1,127	1,128
Number of sales and sales support employees	435	471	493	489	482
End Customer Revenue/Employee (in 000s)	$95.5	$85.4	$81.0	$79.6	$76.4

(1)	Other revenue is derived from wholesale customers, installation revenue and other miscellaneous sources.
(2)	Shared hosting and Dial-Up Internet Access are not included in Active Channels.